Exhibit (a)(5)(1)

News Announcement	For Immediate Release

For more information contact:

DG

Omar Choucair

Chief Financial Officer

972-581-2000

JoAnn Horne

Market Street Partners

415-445-3233

DG COMPLETES TENDER OFFER FOR MEDIAMIND

Acquisition Expected to Close in Coming Days

DALLAS, TX, July 25, 2011 — DG® (NASDAQ: DGIT), a leading provider of digital media services to the advertising, entertainment and broadcast industries, today announced the successful completion of the cash tender offer by DG Acquisition Corp. VII, a wholly owned subsidiary of DG, for all outstanding shares of common stock of MediaMind Technologies, Inc. (NASDAQ: MDMD) for $22.00 per share in cash, without interest.  The tender offer and withdrawal rights expired at 12:00 midnight, New York City time, on Friday, July 22, 2011.

The depositary for the tender offer has advised DG that, as of the expiration time, an aggregate of 18,168,978 MediaMind shares (including approximately 3,055,756 shares subject to guarantees of delivery), representing approximately 93.4 percent of MediaMind’s total outstanding shares as of the close of business on July 22, 2011, were validly tendered and not validly withdrawn in the tender offer.  All shares that were validly tendered and not properly withdrawn in the tender offer have been accepted for payment.

Pursuant to the terms of the previously announced merger agreement entered into between DG and MediaMind, DG intends to complete the acquisition by effecting a “short-form” merger under Delaware law and MediaMind will become a direct, wholly-owned subsidiary of DG.  As a result of the merger, any shares of MediaMind common stock not tendered will be cancelled and (other than shares, if any, owned by MediaMind, DG, DG Acquisition Corp. VII, or their subsidiaries or affiliates, or by MediaMind’s stockholders who are entitled to and properly exercise their appraisal rights under Delaware law) converted into the right to receive $22.00 in cash, without interest, the same price that was paid in the tender offer.  The acquisition is expected to close in the coming days.  Following the merger, MediaMind’s common stock will cease to trade on NASDAQ.

Goldman Sachs & Co. and Bank of America Merrill Lynch acted as financial advisors and Latham & Watkins LLP provided legal advice to DG.

Important Information about the Tender Offer

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of MediaMind common stock, which has expired, was made pursuant to an offer to purchase and related materials that DG filed with the Securities and Exchange Commission.  At the time the tender offer was commenced, on June 24, 2011, DG filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, and immediately thereafter on June 24, 2011, MediaMind filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer.  The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, in each case, as amended, contain important information about the tender offer.  These materials have been sent free of charge to all stockholders of MediaMind. In addition, all of these materials are available at no charge from the Securities and Exchange Commission through its web site at www.sec.gov or from the Dealer Manager or Information Agent named in the tender offer materials.

About DG

DG FastChannel®, Inc. (now known as DG) provides innovative technology-based solutions to the advertising, broadcast and publishing industries. The Company serves more than 5,000 advertisers and agencies through a media distribution network of more than 28,000 radio, television, print and Web publishing destinations throughout the United States, Canada and Europe. DG utilizes satellite and internet transmission technologies, creative and production resources, digital asset management and syndication services that enable advertisers and agencies to work faster, smarter and more competitively. Through its MIJO, Unicast, SourceEcreative, Treehouse and Springbox operating units, DG extends its benchmark of excellence to a wide roster of services ranging from custom rich media solutions and interactive marketing to direct response marketing and global creative intelligence. For more information, visit www.DGit.com.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements.  All statements other than statements of historical facts are forward-looking statements.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied in the forward-looking statements as a result of various factors and assumptions, including factors discussed under the heading “Risk Factors” in DG’s Annual Report on form 10K filed on March 1, 2011 and additional reports DG files with the Securities and Exchange Commission.

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